Rentokil Initial

RECEIVED

2007 APR -9 P 1:35

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 April 2007

07022445

Office of International Cor
Securities and Exchange C
450 Fifth Street, N.W. Washington, D.C.
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Annual Report & Accounts & Notice of Meeting
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company 6.2 Director/PDMR Shareholding 6.3 Statement re: OFT clearance 6.4 Rentokil Tropical Plants 6.5 Disposal – Initial Electronic Security

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

1.

Rentokil Initial

Rentokil Initial PLC - Annual Report and Accounts

Rentokil Initial PLC
30 March 2007

Rentokil Initial plc

2006 Report and Accounts and Notice of Meeting

A copy of the above documents have been submitted to the UK Listing Authority and will be shortly available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: +44 (0) 20 7066 1000

30 March 2007

6.1

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
01 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (No)

3. Full name of person(s) subject to the notification obligation (iii):

UBS GLOBAL ASSET MANAGEMENT - TRADITIONAL

4. Full name of shareholder(s) (if different from 3.) (iv):

UBS AG

UBS Global Asset Management (Americas) Inc.

USB Global Asset Management (Australia) Ltd.

UBS Global Asset Management (Canada) Co.

UBS Global Asset Management (Deutschland) GmbH

UBS Global Asset Management (France) SA

UBS Global Asset Management (Hong Kong) Ltd

UBS Global Asset Management (Japan) Ltd

UBS Global Asset Management Life Limited

UBS Global Asset Management (Singapore) Ltd

UBS Global Asset Management Trust Company

UBS Global Asset Management (UK) Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

26 February 2007

6. Date on which issuer notified:

27 February 2007

7. Threshold(s) that is/are crossed or reached:

5.97%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord 1p GB00B082RF11	109,833,525	109,833,525

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord 1p GB00B082RF11	108,351,972	98,956,621	9,395,351	5.45%	0.52%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
108,351,972	5.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

UBS AG	409,172	0.02%
UBS Global Asset Management (Americas) Inc.	14,045,353	0.77%
UBS Global Asset Management (Australia) Ltd	625,205	0.03%
UBS Global Asset Management (Canada) Co.	4,181,845	0.23%
UBS Global Asset Management (Deutschland)GmbH	1,831,350	0.10%
UBS Global Asset Management (France) SA	101,193	0.01%
UBS Global Asset Management (Hong Kong) Ltd	327,860	0.02%
UBS Global Asset Management (Japan) Ltd	12,752,893	0.70%
UBS Global Asset Management Life Limited	9,395,351	0.52%
UBS Global Asset Management (Singapore) Ltd	109,678	0.01%
UBS Global Asset Management Trust Company	1,762,476	0.10%
UBS Global Asset Management (UK) Limited	63,809,596	3.46%

Proxy Voting:

10. Name of the proxy holder:

UBS Global Asset Management on behalf of a number of asset management clients

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Previously was a non-notifiable disclosure

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7866 3021

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information:

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited

with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no

combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

6.1

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
13 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

12 March 2007

6. Date on which issuer notified:

12 March 2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

N/A

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of	Number of voting Rights

	shares	(viii)	
Ord 1p GB00B082RF11	-		-

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord 1p GB00B082RF11	79,728,871	79,728,871	-	4.39%	-

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
79,728,871	4.39%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Limited ('Silchester') acts as investment manager for the clients detailed in Qu. 4 above ('Clients'). In acting for their Clients, Silchester are given full discretion over their investments and are empowered to vote on their Clients' behalf. However, they do not act as their Clients' custodian and therefore shares are not held in Silchester's name but in the name of each Client's custodian bank.

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7866 3021

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Silchester International Investors Limited

Contact address (registered office for legal entities):

Time & Life Building

1 Bruton Street, 5th Floor

London, W1J 6TL

Phone number:

020 7518 7125

Other useful information (at least legal representative for legal persons):

Attn: Timothy Linehan, Compliance Officer

B: Identity of the notifier, if applicable (xvii)

Full name: N/A

Contact address: N/A

Phone number: N/A

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information: N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

6.2

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

Rentokil Initial PLC
07 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Rentokil Initial plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Pursuant to (i) and (ii) above

3. Name of person discharging managerial responsibilities/director

a) Doug Flynn

b) Andrew Macfarlane

c) Mark Boyle

d) Henry Chandler

e) Michael Cooke

f) Andy Hobart

g) Andy Kemp

h) David Liu

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Pursuant to 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 1 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8 State the nature of the transaction

Awards under the 2006 Performance Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable - see 17. below

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

6 March 2007 - Performance Share Plan award

18. Period during which or date on which it can be exercised

6 March 2010 to 5 March 2017 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Ordinary shares of 1 pence each

a) Doug Flynn - 921,502 performance share plan awards

b) Andrew Macfarlane - 401,365 performance share plan awards

c) Mark Boyle - 188,396 performance share plan awards

d) Henry Chandler - 270,307 performance share plan awards

e) Michael Cooke - 163,823 performance share plan awards

f) Andy Hobart - 258,020 performance share plan awards

g) Andy Kemp - 227,713 performance share plan awards

h) David Liu - 268,722 performance share plan awards

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

146.5p

22. Total number of shares or debentures over which options held following notification

a) Doug Flynn - 921,502 performance share plan awards

b) Andrew Macfarlane - 753,197 performance share plan awards

c) Mark Boyle - 368,500 performance share plan awards

d) Henry Chandler - 492,296 performance share awards

e) Michael Cooke - 228,233 performance share plan awards

f) Andy Hobart - 496,763 performance share plan awards

g) Andy Kemp - 445,514 performance share plan awards

h) David Liu - 523,006 performance share plan awards

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Paul Griffiths, Company Secretary - 020 7866 3021

Name and signature of duly authorised officer of issuer responsible for making notification

Paul Griffiths, Company Secretary - 020 7866 3021

Date of notification

7 March 2007

6.3

Rentokil Initial

Rentokil Initial PLC - Statement re: OFT clearance

Rentokil Initial PLC
07 March 2007

7 March 2007

OFT CLEARS ACQUISITION OF TARGET EXPRESS LIMITED

The Office of Fair Trading has today confirmed that it has cleared the recent acquisition of Target Express Limited by a subsidiary of Rentokil Initial plc.

6.4

Rentokil Initial

Rentokil Initial PLC - Rentokil Tropical Plants

Rentokil Initial PLC
15 March 2007

15 March, 2007

RENTOKIL INITIAL DEVELOPS ITS TROPICAL PLANTS BUSINESS TO GEAR UP FOR GROWTH IN WORKPLACE ENVIRONMENTS MARKET

Rentokil Tropical Plants, the world's largest provider of plants, replica foliage and flowers for commercial environments, today announces a new global brand name, Ambius, and a development programme for the business.

By the end of 2007, Ambius, which grew revenues by 4.1% to £106.6m in 2006, will have a single global brand, greater market profile and additional revenue streams through the expansion of its product range. The new brand will be officially launched on 19 March. The UK will be the first market to experience the brand, followed by launches in 15 other countries across four continents.

The new brand name will better reflect the company's extended service portfolio which will build on the company's 21 years' experience of designing, installing and servicing interior plants.

The expanded product portfolio, to become available in all markets, will include the provision of ambient scenting, corporate artwork and other products that improve workplace environments and employee well being. For instance, in the UK, the brand will shortly launch a range of 'acoustic artwork' which not only enhances office environments visually, but also dampens background noise in open plan offices, together enhancing the workplace for employees.

The launch of the Ambius brand name is part of a programme to focus brands

within the Rentokil Initial organisation on their core strengths. Today, the Rentokil brand is focused on pest control, Initial is focused on cleaning and facilities, and City Link is focused on parcel delivery.

Doug Flynn, Chief Executive Officer, Rentokil Initial, comments: 'This new initiative will deliver a powerful and consistent brand presence, and introduce a wider range of services to maximise its potential. In particular, Ambius will target those large scale international organisations which operate across borders. This is a market leading business and today's announcement is another example of our company investing for growth.'

Jeff Mariola, Managing Director, Ambius, said: 'As the market leader, Rentokil remains a strong brand for pest control but its association was not right for the expert design and servicing of plants and other products which have proven benefits in enhancing workplaces.

'Fuelled by growing demand and interest in products that create harmonious environments, we will begin offering these additional services to our 80,000+ customer base.

'A new global brand identity, that reflects our wider portfolio and accommodates future growth, will help us to build on our market leading position in the USA to create an equally strong company in Europe.'

As part of the brand and product enhancements, Ambius will launch the division's first global website (www.ambius.com), which will provide tailored country sites in local languages under the umbrella of a global landing page. The brand will also be directly communicated to customer audiences through the company's participation in key events such as the RHS Chelsea Flower Show.

Ends

About Ambius

Ambius is the world's largest single provider of plants, replica foliage and flowers for commercial environments. Ambius also offers a broad range of products and services including ambient scenting, and artwork which can help improve employee productivity, reduce absentism and boost morale in the workplace. Ambius is a division of Rentokil Initial plc (LSE: RTO).

For more information, visit the new Ambius website at www.ambius.com.

For further information, please contact:

Malcolm Padley, Rentokil Initial, Corporate Communications - 020 7866 3027/ 07788 978 199

Tom Williams, Brunswick - 020 7396 5361 / 07834 502 361

Lexis PR

Sara Barrow - 020 7908 6481/07771 520336

Jessica Gooch - 020 7908 6447/07970 152155

6.5

Rentokil Initial

Rentokil Initial PLC - Disposal

Rentokil Initial PLC
30 March 2007

30 March 2007

INITIAL ELECTRONIC SECURITY GROUP: OFFER FROM UTC

Rentokil Initial plc (LSE: RTO) announces an offer from United Technologies Corporation (NYSE: UTX) for its electronic security division. UTC's offer values Initial Electronic Security Group ('IESG') at £595 million. The offer consideration is payable in cash at closing.

Closing of the transaction is conditional upon a limited number of items including regulatory approvals and consultations with employee works councils in France and the Netherlands. These will be sought and take place over the next several weeks with a view to completing a transaction before the end of June. Proceeds will be used to reduce debt.

Doug Flynn, Chief Executive of Rentokil Initial, said today:

'This offer for our electronic security businesses represents good value for Rentokil Initial shareholders.

'Over the past 18 months we have been actively reshaping Rentokil Initial's business portfolio, investing particularly in businesses where we have or can achieve market leading positions. We have therefore made successful acquisitions in pest control and parcel delivery and in our Asia Pacific businesses and sold businesses in conferences and manned guarding. Completing this transaction will be a significant step towards focusing our resources on those businesses where we are best positioned to create additional value for shareholders.'

Bill Brown, president of UTC Fire & Security, a unit of United Technologies Corp., said today:

'IESG is an excellent strategic fit with our electronic security business. The addition of IESG will strengthen our presence in Europe, particularly in the U.K., Netherlands and France, while adding branch locations in the U.S. The combined businesses position us well for further growth and expansion, and brings additional value to our customers, shareholders and employees. We are looking forward to welcoming IESG employees to UTC Fire & Security.'

Rentokil Initial is being advised by Greenhill & Co. International LLP.

Enquiries:

Rentokil Initial plc +44 (0) 20 7866 3000

Malcolm Padley - Corporate Communications
Lisa Williams - Investor Relations

Further information:

This announcement follows a previously announced strategic review of Rentokil Initial's electronic security activities. It confirms that while Initial Electronic Security Group has performed well under Rentokil Initial ownership, it is of greater strategic value to other participants in the industry who may be better positioned to support its long term growth.

Initial Electronic Security Group

The businesses within Initial Electronic Security Group (IESG) - principally comprising Initial Fire & Security, Varel, Delta and Initial Electronics - are leading providers of electronic security services to commercial and public sector customers in the UK, France, the Netherlands and the USA. The businesses mainly provide installation, maintenance and monitoring services for electronic security systems including intruder alarms, fire alarms, CCTV and access

control. IESG also provides integrated security system solutions on more complex security projects for corporate organisations, private individuals and government facilities globally. In the year to 31 December 2006, IESG had £40.4 million of adjusted operating profit (before amortisation of intangible assets and one-off items) on £282.1 million of revenue, with gross assets at 31 December of £185.1 million. IESG is headquartered in Blackburn, UK and managed by Clive Hayton.

Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company provides a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, parcel delivery and facilities services.

UTC Fire & Security

UTC Fire & Security, headquartered in Farmington, Conn., USA, provides fire safety and security solutions to more than one million customers worldwide. It is a unit of United Technologies Corp., based in Hartford, Conn., a diversified company that provides high technology products and services to the aerospace and commercial building industries worldwide.

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